Mail Stop 6010

January 12, 2007

Suzette R. O'Connor
Technest Holdings, Inc.
One McKinley Square, Fifth Floor
Boston, MA 02109

      Re: Technest Holdings, Inc.
              Pre-effective Amendment No. 4 to Registration
              Statement on Form SB-2
              Filed December 20, 2006
              File No. 333-130617

Dear Ms. O'Connor:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Pre-effective Amendment No. 4 to Registration Statement on Form SB-2

Pro Forma Information, page F-27

1.   Please revise to provide pro forma financial information for the year ended December 31, 2004 as if the acquisitions had been completed as of January 1, 2004. Refer to paragraph 54 of SFAS 141. Please note this comment also applies to Form 10-KSB for fiscal year ended June 30, 2006.

Form 10-KSB for the fiscal year ended June 30, 2006

Item 7. Financial Statements, page F-1

2.   We note that your financial statement presentation includes the fiscal year ended June 30, 2006 and the six-month transition period ended June 30, 2005. To satisfy the requirement in Item 310(a) of Regulation S-B for filing financial statements for two fiscal years, please amend this filing to include the audited financial statements for the year ended December 31, 2004. The six-month transition period does not meet the conditions of covering a period of one year as defined in Rule 3-06 of Regulation S-X.

Note 1 – Nature of Operations, page F-12

Reorganization and Restatements, page F-14

3.   We note that you restated your June 30, 2005 financial statements to correct your accounting for the reorganization resulting from the purchase of all of the outstanding stock of E-OIR on August 17, 2005 and for certain warrants issued in February 2005 as equity instruments into derivative liabilities carried at fair value. Please file an Item 4.02 Form 8-K disclosing when you concluded that your prior financial statements and all financial press releases and similar communications issued by the Company with respect to such financial statements for the six month transition period ended June 30, 2005 should no longer be relied upon.

Item 8A. Controls and Procedures, page 37

4.   We note your management concluded that your "disclosure controls and procedures were effective to ensure that the information required to be disclosed …was recorded, processed, summarized and reported within the time periods specified in the SEC's rules…." Please revise future filings, including any amendments to this filing, to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Please note this comment also applies to your Form 10-QSB as of September 30, 2006.

5.   We note your statement that "…any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met." Please revise future filings, including any amendments to this filing, to state, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer

concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238. Please note this comment also applies to your Form 10-QSB as of September 30, 2006.

Exhibit 31.1 and 31.2

6.   We note that the certifications filed as Exhibits 31.1 and 31.2 are not in the exact form required by Exchange Act Rule 13a-14(a). Specifically, we note the following:

- The identification of the certifying individual at the beginning of the certification inappropriately includes the title of the certifying individual.
- The language provided in paragraph 4(d) has been modified from the language specified in Item 601(b)(31) of Regulation S-B.

Please revise future filings, including any amendments to this filing, to include the certification in the exact language as specified in Item 601(b)(31) of Regulation S-B. Please note this comment also applies to your Form 10-QSB as of September 30, 2006.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact David Burton at (202) 551-3626 or Kevin Vaughn, Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3444 with any other questions.

Sincerely,

Perry Hindin
Special Counsel

cc (via fax): David A. Broadwin, Esq.